Item 77I - 	Deutsche Select Alternative
Allocation Fund (a series of
Deutsche Market Trust)
Deutsche Select Alternative Allocation Fund
Proposed Merger into Deutsche Real Assets Fund
The Board of Trustees of Deutsche Market Trust, on behalf of Deutsche Select Alternative Allocation Fund
(the "Acquired Fund"), has approved a proposal by Deutsche Investment Management Americas Inc., the investment advisor of the Acquired Fund, to effect the merger of the Acquired Fund into Deutsche Real Assets
Fund (the "Acquiring Fund"), also a series of Deutsche
Market Trust.
The proposal will be submitted for approval by shareholders of the Acquired Fund at a shareholder meeting to be held on October 26, 2017. If the proposed merger is approved by shareholders, the merger is expected to occur on or about November 20, 2017 and is expected to be a tax-free reorganization for federal income tax purposes. On the merger date, an investment in the Acquired Fund will, in effect, be exchanged for an investment with an equal aggregate net asset value in the Acquiring Fund. Therefore, as a result of the merger, shareholders of the Acquired Fund will become shareholders of the Acquiring Fund.
Deutsche Select Alternative Allocation Fund Class T
Shares
Class T shares for Deutsche Select Alternative
Allocation Fund became effective on March 16, 2017.
Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of October 26, 2017, Class T shares were not available for purchase.